Exhibit 1

Media Release

25 July 2008

Westpac confirms no earnings impact from CDOs

Westpac today confirmed that its small, high quality Collateralised Debt Obligation (CDO) portfolio has experienced no measurable impact on earnings.

The portfolio (which also includes Collateralised Loan Obligations [CLOs]) is held on balance sheet and is therefore accounted for on a fair value (marked to market) basis.

Westpac continues to manage its risk in a conservative and prudent manner.

Ends.

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David Lording	Jane Counsel
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